SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002.

CP SHIPS LIMITED
(Translation of Registrant's Name Into English)

62-65 Trafalgar Square, London WC2N 5DY, United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13954

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CP SHIPS LIMITED
(Registrant)

Date: April 19, 2002

By: ____________________
Name: John K. Irving
Title: Vice President, General Counsel & Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

EXHIBIT 10.23

CP SHIPS REGIONAL FOCUS • GLOBAL SCALE

CP SHIPS POSTS MODEST FIRST QUARTER LOSS

LONDON, UK (17th April 2002) — CP Ships Limited today announced an unaudited first quarter 2002 operating loss of US $6 million, down from an operating profit of $31 million in the first quarter 2001 and $35 million before exceptional credits in fourth quarter 2001. Net loss was $11 million compared to net income of $25 million in the same period in 2001. Loss per share was 14 cents compared with basic earnings per share of 32 cents in the same quarter last year.

In the seasonally weaker first quarter, volume at 436,000 teu was flat compared with the same period last year. Average freight rates were down 7% from fourth quarter 2001 and 13% lower than first quarter 2001. EBITDA was $14 million and cash flow from operations before restructuring costs was nil in the quarter.

Market conditions deteriorated in most trade lanes due to the effect of slower global container trade growth and significant additions to industry capacity. However, despite weaker freight rates CP Ships achieved an operating profit in March with seasonally stronger volume than in January and February and lower operating costs.

The previously announced 2002 annualized cost reduction target of $100 million remains on course with savings already achieved from operational cost cutting initiatives and organizational changes. As part of this, during the quarter, CP Ships renewed charters for 13 ships at significantly lower rates which will generate savings of nearly $25 million this year.

The ship replacement program is on track with the first newbuilding, of 3200 teu, scheduled for deployment in June. A further nine new ships, one second-hand ship, and six long-term charters will be deployed by the middle of 2003 and based on current fleet size projections will increase the owned and long-term committed fleet to about 75% by capacity of the total. Fleet size on 31st March 2002 was 78 ships.

Outlook

The start of 2002 has been as difficult as was stated in the last quarterly report. Although this year is anticipated to be a trough in the industry cycle, we still expect to be profitable for the year overall, with continuing cost reductions and modest market improvements mostly from trade lane rationalization of capacity.

TransAtlantic Market

Operating income decreased by $10 million to $8 million in the first quarter compared with the same period in 2001. Average freight rates were 14% lower and volume was down 6%. Slow economic growth in Europe, continued strength of the US dollar and increased competition led to lower volume and freight rates in the weaker export legs from North America. Reduced volume and average freight rates overall were partly offset by lower ship network and operating costs.

Volume was down by 4% in the seasonally weaker first quarter compared with fourth quarter 2001. Average freight rates were 6% lower, due to excess trade lane capacity as well as the annual renewal of service contracts at lower rates.

The Atlantic Space Charter Agreement announced earlier this month, between CP Ships and its existing partners, the Grand Alliance carriers, and Cosco, K Line and Yang Ming is expected to contribute to a reduction in TransAtlantic over-capacity and will lower CP Ships' net operating costs.

Australasian Market

CP Ships incurred an operating loss of $3 million in first quarter 2002 versus a $3 million profit in first quarter 2001 with freight rates down 3% from the fourth quarter and 10% from the same period last year. Seasonally slower first quarter volume was down 4% from first quarter last year.

Latin American Market

Operating income of $6 million in the first quarter was $2 million higher compared with the same period last year. Significantly lower ship network costs from the replacement of chartered by owned ships and charter renewals at lower rates, and other operating efficiencies offset a 13% reduction in average freight rates compared with first quarter 2001 and a 4% decline against fourth quarter. Volume declined 5% on a comparable basis against first quarter last year. Increased carryings in two smaller services, one of which started in 2001, offset a decline in import volume to Argentina.

Asian Market

In the first quarter, continuing losses in the Asia-Europe and Europe-India trades due to competitive pressure from excess trade lane capacity led to an overall operating loss of $19 million compared with a profit of $1 million in the same quarter 2001. First quarter volume was slightly higher than in the fourth quarter, but average freight rates were 11% lower.

In Asia-Europe the temporary removal of capacity by some carriers, the strengthening of volume later in the quarter, as well as trade initiatives to increase freight rates slowed the rate of decline of average freight rates, although conditions remain difficult. In the Europe-India trade, average freight rates continued to fall, but the impact of trade lane rationalization at the end of 2001 is expected to lead to improved conditions through the year.

Other Activities

First quarter operating income was down $3 million to $2 million from the same period in 2001 with lower income from chartering out fewer surplus ships and lower volume in the Africa service.

Other Income Statement Items

Income tax expense was $2 million, the same as in the first quarter 2001, despite the operating loss, as much of CP Ships tax charge is now more fixed and less dependent on profit levels, due mostly to UK Tonnage Tax. Net interest expense was up $3 million due to increased borrowing to finance investment in ships. Following changes in Canadian accounting principles, goodwill is not amortized from 1st January 2002, but is subject to an impairment test at least annually. This accounting change benefited net income by $4 million in the quarter compared to the same period last year.

Liquidity and Capital Resources

Cash flow from operations before restructuring and spin-off payments for the first quarter was nil compared with cash generated of $38 million in the same period 2001 due mainly to the change from profit to loss.

Expenditure on capital assets in the first quarter was $16 million including $2 million on stage payments under shipbuilding contracts. In first quarter 2001, expenditure on capital assets was $109 million including $89 million for ships.

Long term debt of $226 million at 31st March 2002 remained largely unchanged from 31st December 2001. Net debt at 31st March 2002 was $134 million.

During the first quarter, CP Ships received commitment for the remaining $100 million of a $350 million secured five-year revolving credit facility announced in December 2001. The facility, which is subject to satisfaction of normal drawdown conditions, will be used primarily to finance the previously announced $800 million ship replacement program. It is additional to the $175 million secured four-year revolving credit facility of which $160 million was drawn at 31st March 2002. CP Ships is currently reviewing its long-term capital structure and future financing requirements.

In February, forward contracts were executed to hedge all anticipated net currency exposure in Canadian dollars and Euros for the remainder of 2002.

Dividend

CP Ships' Board of Directors has declared a dividend for first quarter 2002 of 4 cents per common share, payable on 15th May 2002 to shareholders of record on 29th April 2002.

QUARTERLY RESULTS 2002, 2001 and 2000
Unaudited

US$ millions except volume	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000	Q3 2000	Q2 2000	Q1 2000
Volume (000's TEU)									
TransAtlantic	222	233	227	245	237	251	258	272	252
Australasia	77	90	89	89	80	96	91	85	84
Latin America	33	39	41	41	41	42	43	45	47
Asia	95	94	96	79	62	65	60	50	41
Other	9	12	16	14	17	13	12	12	14
Total Volume	**436**	**468**	**469**	**468**	**437**	**467**	**464**	**464**	**438**
Revenue									
TransAtlantic	288	334	315	339	335	347	356	364	339
Australasia	120	140	136	142	131	152	149	139	134
Latin America	50	59	62	63	60	62	63	58	59
Asia	103	115	124	108	88	100	95	78	64
Other	17	21	26	23	25	25	22	19	20
Total Revenue	**578**	**669**	**663**	**675**	**639**	**686**	**685**	**658**	**616**
Expenses									
TransAtlantic	280	305	301	321	317	322	334	335	326
Australasia	123	133	127	132	128	146	142	133	130
Latin America	44	52	52	56	56	56	56	55	57
Asia	122	128	126	107	87	96	89	72	60
Other	15	16	23	20	20	19	18	18	17
Total Expenses	**584**	**634**	**629**	**636**	**608**	**639**	**639**	**613**	**590**
Operating (loss)/income									
TransAtlantic	8	29	14	18	18	25	22	29	13
Australasia	(3)	7	9	10	3	6	7	6	4
Latin America	6	7	10	7	4	6	7	3	2
Asia	(19)	(13)	(2)	1	1	4	6	6	4
Other	2	5	3	3	5	6	4	1	3
Total Operating (loss)/income	**(6)**	**[1]35**	**[1]34**	**39**	**31**	**47**	**46**	**45**	**26**

Analysis of Expenses									
Container shipping operations	474	524	519	524	501	514	529	506	488
General and administrative	89	87	91	92	93	103	94	94	90
Depreciation	20	23	19	16	16	22	13	12	13
Other	1	0	0	4	(2)	0	3	1	(1)
Total Expenses	**584**	**634**	**629**	**636**	**608**	**639**	**639**	**613**	**590**

[1]Before an exceptional charge in Q3 2001 of $37 million and a credit in Q4 2001 of $1 million.

OPERATING DATA
Unaudited

EBITDA[1] *US$ millions*	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000	Q3 2000	Q2 2000	Q1 2000
	14	58	53	55	47	69	59	57	39

QUARTERLY FREIGHT RATE CHANGES *Percentage change*[2]	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000	Q3 2000	Q2 2000	Q1 2000
TransAtlantic	(6)	(3)	(2)	(3)	4	4	2	3	1
Australasia	(3)	(4)	(2)	(2)	6	(2)	(1)	2	4
Latin America	(4)	(5)	(1)	(2)	2	1	11	5	8
Asia	(11)	(6)	(8)						
Total	**(7)**	**(4)**	**(1)**	**(1)**	**1**	**2**	**3**	**3**	**1**

SHIPS	
Number of ships employed at 31st March 2002	78

CONTAINERS	
Fleet in teu at 31st March 2002	348,000

[1] Earnings before interest, taxes, depreciation, amortisation and exceptional charges

[2] *Percentage increase (decrease) compared with previous quarter in average freight rates which* exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to the substantial change in the mix of trade lanes during the period. Total is all trade lanes.

CONSOLIDATED STATEMENTS OF INCOME

Unaudited
US$ millions except per share amounts

	Three months to 31st March	
	2002	2001
Revenues		
Container shipping operations	578	639
Expenses		
Container shipping operations	474	501
General and administrative	89	93
Depreciation	20	16
Currency exchange loss/(gain)	1	(2)
	584	608
Operating (loss)/income	(6)	31
Net interest expense	(3)	-
Income tax expense	(2)	(2)
Goodwill charges, net of tax ($0) (note 1)	-	(4)
Net (loss)/income available to common shareholders	(11)	25
Average number of common shares outstanding (millions)	80.0	79.1
(Loss)/earnings per common share basic	$(0.14)	$0.32
(Loss)/earnings per common share diluted (note 2)	$(0.14)	$0.32

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited
US$ millions

	Three months to 31st March	
	2002	2001
Balance, beginning of period as previously reported	513	443
Net (loss)/income	(11)	25
	502	468
Dividend on common shares	(3)	-
Balance, 31st March	499	468

CONSOLIDATED BALANCE SHEETS

Unaudited

US$ millions

	31st March 2002	31st December 2001
ASSETS		
Current assets		
Cash and cash equivalents	92	116
Accounts receivable	377	366
Prepaid expenses	46	38
Inventory	12	12
	527	532
Capital assets, at cost	1,053	1,056
Less accumulated depreciation	(268)	(261)
	785	795
Deferred charges	14	14
Goodwill (note 1)	510	510
	1,836	1,851
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	508	505
Long-term debt due within one year	14	15
	522	520
Long-term liabilities		
Long-term debt due after one year	212	215
Future income taxes	8	8
Minority interests	8	8
	228	231
Shareholders' equity		
Common share capital	597	597
Retained earnings	499	513
Cumulative foreign currency translation adjustments	(10)	(10)
	1,086	1,100
	1,836	1,851

CONSOLIDATED STATEMENTS OF CASH FLOW
Unaudited
US$ millions

	Three months to 31st March	
	2002	2001
Operating Activities		
Net (loss)/income for period	(11)	25
Depreciation and goodwill charges	20	20
Amortisation of deferred charges	1	-
Other	2	(1)
	12	44
Increase in non-cash working capital	(12)	(6)
Cash from operations before restructuring and spin-off payments	-	38
Restructuring and spin-off payments	(4)	-
Cash (outflow)/inflow from operations	(4)	38
Financing Activities		
Repayment of long-term debt	(4)	(3)
Deferred charges	(1)	-
Increase in loans from former affiliates	-	45
Dividend paid	(3)	-
Cash (outflow)/inflow from financing activities	(8)	42
Investing Activities		
Additions to capital assets	(16)	(109)
Proceeds from disposals of capital assets	4	4
Cash (outflow) from investing activities	(12)	(105)
Cash Position*		
(Decrease) in cash and cash equivalents	(24)	(25)
Cash and cash equivalents at beginning of period	116	122
Cash and cash equivalents at end of period	92	97

* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

SEGMENT INFORMATION
Unaudited
US$ millions except volume

	Three months to 31st March 2002	Three months to 31st March 2001
Volume (000's TEU)		
TransAtlantic	222	237
Australasia	77	80
Latin America	33	41
Asia	95	62
Other	9	17
Total Volume	436	437
Revenue		
TransAtlantic	288	335
Australasia	120	131
Latin America	50	60
Asia	103	88
Other	17	25
Total Revenue	578	639
Expenses		
TransAtlantic	280	317
Australasia	123	128
Latin America	44	56
Asia	122	87
Other	15	20
Total Expenses	584	608
Operating (loss)/income		
TransAtlantic	8	18
Australasia	(3)	3
Latin America	6	4
Asia	(19)	1
Other	2	5
Operating (loss)/income	(6)	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1. ACCOUNTING POLICIES

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2001 annual consolidated financial statements, except as noted below, and should be read in conjunction with the annual financial statements contained in the CP Ships Limited ("CP Ships") Annual Report.

Goodwill and Other Intangible Assets
Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for goodwill and other intangible assets. Under the new method, goodwill is not amortized but is subject to an annual impairment test. Under the old method, goodwill was amortized over 35 years. CP Ships is in the process of determining whether or not any goodwill is subject to impairment under the new standard and will complete the process before 30th June 2002. The impact of not amortizing goodwill in the first quarter of 2001 would have been to increase net income by $4 million to $29 million from $25 million and would have increased basic and diluted earnings per share by $0.05.

Foreign Currency Translation
Effective 1st January 2002, CP Ships adopted, retroactively, the new recommendations of the CICA with respect to accounting for foreign currency translation adjustments. The new rules no longer require the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships' debt is denominated in US Dollars, this change has not had a material effect on its financial statements.

Stock Based Compensation
Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require compensation expense to be calculated using the fair value method and either expensed to income or the effect disclosed in the notes to the financial statements. As permitted under the new standard, CP Ships is not planning on adopting the fair value method of accounting for its stock-based compensation plans but will disclose the effect.

2. EARNINGS PER SHARE

The basic and diluted earnings per share figures for the three months ended 31st March 2001 have been restated as if the shares and options outstanding at 1st October 2001, the date upon which CP Ships became a public company, had been in place for the three months ended 31st March 2001.

	Three months to 31st March 2002	2001
Weighted average number of common shares outstanding - basic earnings per share	80.0	79.1
Effect of diluted securities - stock options	1.2	0.1
Weighted average number of common shares outstanding - diluted earnings per share	81.2	79.2

-ends-

About CP Ships: One of the world's top ten container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 23 trade lanes, most of which are served by two or more of its six readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. Its fleet of 78 ships carries nearly 2 million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. Since 1996 CP Ships' revenue has grown at a compound annual rate of 28% while operating income has increased by more than 60%.CP Ships also includes Montreal Gateway Terminals, one of the largest marine container terminal operations in Canada. CP Ships is traded on the Toronto and New York stock exchanges under the symbol TEU. For further information, visit the CP Ships website (www.cpships.com).

Contacts:

Investors
Jeremy Lee, VP Investor Relations
Telephone: + 1 514 934 5254

Media
Elizabeth Canna, Director Corporate Communications
Telephone: +41 79 691 3764
or
Ian Matheson, Impress Communications Ltd
Telephone: +44 (0)1689 860 660

Note: This quarterly report includes forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.